Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for August 2026

Passenger traffic increased year-on-year by 4.0% in Colombia and decreased by 4.0% in Mexico and 5.1% Puerto Rico

Mexico City, September 8, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, Brazil, the U.S., Colombia and the Caribbean, today announced that total passenger traffic for August 2026 reached 5.9 million passengers, a 2.1% decrease compared to August 2025.

Passenger traffic showed a year-on-year increase of 4.0% in Colombia and decreases of 4.0% in Mexico and 5.1% in Puerto Rico. In Colombia, domestic traffic increased 5.8% and international decreased 1.2%. Mexico saw domestic traffic growth of 4.1% and a decrease of 13.6% in international traffic, while Puerto Rico experienced decreases in domestic and international traffic of 4.9% and 5.9%, respectively.

All figures in this statement reflect comparisons between the period from August 1 to August 31, 2026, and from August 1 to August 31, 2025. Passenger traffic from the airports incorporated to ASUR´s platform on September 1, 2026, is not included in the August 2026 figures. Transit and general aviation passengers are excluded only for Mexico and Colombia.

On September 1, 2026, ASUR closed the acquisition of Motiva Airports, adding to its portfolio 17 airports in Brazil, and one each in Costa Rica, Curaçao, and Ecuador. Beginning with its September 2026 passenger traffic report, ASUR will include monthly traffic from these airports

Passenger Traffic Summary
	August		% Chg	Year to date		% Chg
	2025	2026		2025	2026
Mexico	3,296,073	3,164,816	(4.0)	27,875,680	27,087,720	(2.8)
Domestic Traffic	1,790,911	1,864,893	4.1	13,103,789	13,122,495	0.1
International Traffic	1,505,162	1,299,923	(13.6)	14,771,891	13,965,225	(5.5)
San Juan, Puerto Rico	1,186,630	1,126,633	(5.1)	9,757,486	9,422,571	(3.4)
Domestic Traffic	1,023,396	973,038	(4.9)	8,551,044	8,240,103	(3.6)
International Traffic	163,234	153,595	(5.9)	1,206,442	1,182,468	(2.0)
Colombia	1,543,290	1,605,636	4.0	11,240,135	11,984,713	6.6
Domestic Traffic	1,161,127	1,227,903	5.8	8,544,836	9,202,255	7.7
International Traffic	382,163	377,733	(1.2)	2,695,299	2,782,458	3.2
Total Traffic	6,025,993	5,897,085	(2.1)	48,873,301	48,495,004	(0.8)
Domestic Traffic	3,975,434	4,065,834	2.3	30,199,669	30,564,853	1.2
International Traffic	2,050,559	1,831,251	(10.7)	18,673,632	17,930,151	(4.0)

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Mexico Passenger Traffic
		August		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,790,911	1,864,893	4.1	13,103,789	13,122,495	0.1
CUN	Cancun	921,363	916,107	(0.6)	6,661,817	6,344,963	(4.8)
CZM	Cozumel	25,805	25,175	(2.4)	174,704	176,810	1.2
HUX	Huatulco	61,152	61,980	1.4	448,261	438,032	(2.3)
MID	Merida	317,862	339,227	6.7	2,292,215	2,457,201	7.2
MTT	Minatitlan	13,745	12,422	(9.6)	102,850	91,933	(10.6)
OAX	Oaxaca	140,140	157,276	12.2	1,052,318	1,070,874	1.8
TAP	Tapachula	41,119	49,588	20.6	335,511	347,943	3.7
VER	Veracruz	148,848	168,828	13.4	1,116,351	1,204,870	7.9
VSA	Villahermosa	120,877	134,290	11.1	919,762	989,869	7.6
International Traffic		1,505,162	1,299,923	(13.6)	14,771,891	13,965,225	(5.5)
CUN	Cancun	1,402,782	1,192,427	(15.0)	13,776,321	12,930,607	(6.1)
CZM	Cozumel	18,346	17,572	(4.2)	283,973	274,037	(3.5)
HUX	Huatulco	1,227	1,620	32.0	100,945	112,443	11.4
MID	Merida	32,238	35,148	9.0	270,140	282,230	4.5
MTT	Minatitlan	725	846	16.7	5,185	6,047	16.6
OAX	Oaxaca	23,454	20,043	(14.5)	181,199	159,576	(11.9)
TAP	Tapachula	3,055	6,267	105.1	16,858	38,231	126.8
VER	Veracruz	15,116	16,554	9.5	103,555	111,001	7.2
VSA	Villahermosa	8,219	9,446	14.9	33,715	51,053	51.4
Traffic Total Mexico		3,296,073	3,164,816	(4.0)	27,875,680	27,087,720	(2.8)
CUN	Cancun	2,324,145	2,108,534	(9.3)	20,438,138	19,275,570	(5.7)
CZM	Cozumel	44,151	42,747	(3.2)	458,677	450,847	(1.7)
HUX	Huatulco	62,379	63,600	2.0	549,206	550,475	0.2
MID	Merida	350,100	374,375	6.9	2,562,355	2,739,431	6.9
MTT	Minatitlan	14,470	13,268	(8.3)	108,035	97,980	(9.3)
OAX	Oaxaca	163,594	177,319	8.4	1,233,517	1,230,450	(0.2)
TAP	Tapachula	44,174	55,855	26.4	352,369	386,174	9.6
VER	Veracruz	163,964	185,382	13.1	1,219,906	1,315,871	7.9
VSA	Villahermosa	129,096	143,736	11.3	953,477	1,040,922	9.2

US Passenger Traffic, San Juan Airport (LMM)
	August		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	1,186,630	1,126,633	(5.1)	9,757,486	9,422,571	(3.4)
Domestic Traffic	1,023,396	973,038	(4.9)	8,551,044	8,240,103	(3.6)
International Traffic	163,234	153,595	(5.9)	1,206,442	1,182,468	(2.0)

Colombia Passenger Traffic Airplan
		August		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,161,127	1,227,903	5.8	8,544,836	9,202,255	7.7
MDE	Rionegro	881,557	927,433	5.2	6,468,379	6,941,264	7.3
EOH	Medellin	116,374	106,730	(8.3)	784,571	782,209	(0.3)
MTR	Monteria	114,038	145,273	27.4	915,149	1,088,996	19.0
APO	Carepa	15,700	14,371	(8.5)	117,014	121,368	3.7
UIB	Quibdo	29,867	31,547	5.6	224,983	249,573	10.9
CZU	Corozal	3,591	2,549	(29.0)	34,740	18,845	(45.8)
International Traffic		382,163	377,733	(1.2)	2,695,299	2,782,458	3.2
MDE	Rionegro	382,163	377,733	(1.2)	2,695,299	2,782,363	3.2
EOH	Medellin
MTR	Monteria	-			-	95	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,543,290	1,605,636	4.0	11,240,135	11,984,713	6.6
MDE	Rionegro	1,263,720	1,305,166	3.3	9,163,678	9,723,627	6.1
EOH	Medellin	116,374	106,730	(8.3)	784,571	782,209	(0.3)
MTR	Monteria	114,038	145,273	27.4	915,149	1,089,091	19.0
APO	Carepa	15,700	14,371	(8.5)	117,014	121,368	3.7
UIB	Quibdo	29,867	31,547	5.6	224,983	249,573	10.9
CZU	Corozal	3,591	2,549	(29.0)	34,740	18,845	(45.8)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport group with a diversified portfolio of 36 airport concessions across the Americas and a commercial services platform in the U.S. ASUR operates nine airports in southeastern Mexico, including Cancún International Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; and six airports in northern Colombia, including Medellin International Airport (Rionegro), the second busiest in Colombia.

ASUR also holds a controlling interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program.

The Company has recently expanded its airport portfolio with the addition of 17 airports in Brazil, Latin America’s largest aviation market by passenger traffic, as well as one airport each in Ecuador, Costa Rica and Curaçao.

ASUR also operates a commercial services platform in the U.S. through ASUR Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International.

Headquartered in Mexico, ASUR is listed on the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S. under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

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